06009374

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2006 WASH. D.C. 209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Corbin Drive, Suite B
(No. and Street)

Darien (City) CT (State) 06820 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Schiff 203 662-9700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Debrah L. Hutchinson 8-25-06

Notary Public Deborah Hutchinson
my comm. expires 2-28-11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INFORMATION SHEET
(If any questions don't apply, please mark NA)
EuroPacific Capital, Inc. Audit June 30, 2006

Name of Officers	Title	% of Ownership
Peter Schiff	President	100%

1. Name of CFO, Controller, Accountant, etc. — Peter Schiff
2. Name of Compliance (FINOP) Person — Michael Carroll
3. Name of Counsel — None
4. Name of Payroll Service — PayChex
5. Name of Clearing Broker — Pershing LLC
6. Names of Other Consultants — Michael Freedman
7. Names of Check Signers — Peter A Schiff
8. Names (Locations) of Branch Offices and OSJ's — 1 Euro Pacific Capital., Inc., Darien, CT; 2 Euro Pacific Capital, Newport Beach, CA
9. Names of Related Companies — None
10. Name of Banks — Account #

Wells Fargo Bank, NA	078-4869042 - Closed
Wells Fargo Perth Mint Escrow Account	835-1693935
Bank of America – Business Checking	0095-0823-3914
Bank of America – Business Investment Acct	0095-0823-3906 – Closed
Bank of America – Business Savings Acct	0038-5130-8152
Bank of America – Perth Mint Escrow Acct.	0038-5001-5161

11. Approximate number of checks written — 45 - 50 per month
12. Payroll Period - Weekly, Bi-weekly, Semi-monthly, Monthly (circle one)
13. Name of Software — QuickBooks
14. Dollar Amount of Net Capital Requirement — $100,000
15. Names of Regulatory Agencies (NASD, SEC, DOC, IRS, etc.) that visited you, corresponded with you or telephoned you

Name Peter D Schiff Date 8/25/06

[signature] 8/25/06
Signature/Title Date

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2006

EURO PACIFIC CAPITAL, INC.
10 Corbin Drive, Suite B
Darien, CT 06820

CONTENTS

PART I

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

I have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc as of June 30, 2006 and related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial are the responsibility of the Comapny's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial position of Euro Pacific Capital, Inc as of June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplementary Information on pages 9 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but includes supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 14, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

EURO PACIFIC CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash in bank	$ 472,064
Cash segregated under federal and other regulations	25,805
Clearing broker deposit	102,117
Commissions receivable	49,507
Prepaid expenses and other assets	72,848
Property and Equipment, at cost, net of accumulated depreciation of $161,920	380,821
Deposits	14,439
TOTAL ASSETS	$ 1,117,601

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 386,290
Corporate income taxes payable	74,360
Client Purchase Deposits	20,450
Pension contribution payable	40,010
Tenant security deposit	0
TOTAL CURRENT LIABILITIES	521,110
Note payable - auto loan	0
TOTAL LIABILITIES	521,110
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 510 shares	200,510
Additional paid-in capital	121,425
Retained earnings	394,556
Less cost of common stock held in treasury	(120,000)
TOTAL STOCKHOLDER'S EQUITY	596,491
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,117,601

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2006

REVENUES	
Brokerage revenue	$ 6,360,782
Perth Mint Trading	280,756
Other revenue	7,000
Interest and dividends	9,439
TOTAL REVENUE	6,657,977
OPERATING EXPENSES (SEE SCHEDULE)	6,505,386
OPERATING INCOME	152,591
OTHER INCOME - RENTAL PROPERTY	32,500
NET INCOME BEFORE INCOME TAX	185,091
PROVISION FOR INCOME TAXES	80,653
NET INCOME	$ 104,438

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CASH FLOWS
JUNE 30, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 104,438
Depreciation and amortization	71,724
Changes in operating assets and liabilities:	
Cash segregated under federal and other regulations	(25,805)
Commissions receivable	(15,117)
Prepaid expenses	(47,813)
Deposits	(476)
Accrued expenses	228,265
Client purchase deposits	(2,300)
Loan from officer	(96)
Pension contributions payable	(21,724)
Corporate taxes payable	74,360
NET CASH PROVIDED BY OPERATING ACTIVITIES	365,456
CASH FLOW FOR INVESTING ACTIVITIES	
Purchase of furniture, fixtures and equipment	(121,603)
Assests retired - net of accumulated depreciation	12,878
CASH FLOW FOR INVESTING ACTIVITIES	(108,725)
CASH FLOW FOR FINANCING ACTIVITIES	
Repayment of loans	(37,826)
CASH FLOW FOR FINANCING ACTIVITIES	(37,826)
NET CASH DECREASE	218,905
CASH: BEGINNING OF YEAR	260,660
CASH: END OF YEAR	$ 479,565
SUPPLEMENTAL DATE:	
Interest paid	$ 4,364
Income taxes paid	$ 2,740

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2006

	Shares Issued	Capital Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance, June 30, 2005	610	$ 200,510	$ 121,425	$ (120,000)	$ 290,118	$ 492,053
Capital contribution						0
Net income					104,438	104,438
Balance, June 30, 2006	610	$ 200,510	$ 121,425	$ (120,000)	$ 394,556	$ 596,491

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Euro Pacific Capital, Inc. (the Company), a California corporation has been approved as a registered broker-dealer with the Securities and Exchange Commission under SEC Rule 15(b) and the National Association of Securities Dealers, Inc.

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) and does not hold customer funds or securities. The company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than noted in footnote 9. As a result, the Company is exempt from certain provisions and requirements of the Securities Exchange Commission.

Revenue Recognition – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the accelerated method over estimated economic lives.

Translation of Foreign Currencies - Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes – The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

Statement of Cash Flows - For purposes of statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 – CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $25,805 has been segregated in an escrow account for the benefit of customers under Rule 15c3-3 of the Securities Exchange Commission.

NOTE 3 - FIXED ASSETS

Fixed Assets consist of the following:

Land and Building	$ 326,118
Furniture and Fixtures	69,212
Computers	84,470
Auto	62,941
Total	$ 542,741
Less: accumulated depreciation	(161,920)
Net Fixed Assets	$ 380,821

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is required to maintain a minimum net capital as defined of $100,000. See page 9 for the net capital computation.

NOTE 5 - INCOME TAXES

The Company's fiscal year ends June 30, 2006. The provision for income taxes for the year consists of the following:

Federal	$ 64,605
State	16,048
	$ 80,653

NOTE 6 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified plan under IRC section 401a, covering substantially all of its employees. Employees are eligible to participate upon completion of one year and 1000 hours of service within a 12 month period and have attained a minimum age of 18. The Company may make employer contributions to the plan without regard to its net profits for such year as the board may determine in its sole discretion. The employer contribution vests with the employee 100% after 6 years of employment completion, where a 1000 or more hours of service are completed in each year.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in California under a long-term agreement expiring January 31, 2010. The annual rental commitments for years ending June 30, are as follows:

2007	$ 60,643
2008	62,041
2009	63,438
2010	37,481
Total	$ 223,603

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

NOTE 10 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

NOTE 11 – SUBSEQUENT EVENTS

The Company owns a building in Nevada with a book value of $301,979 net of accumulated depreciation of $24,139. The building was sold July 2006 subsequent to these financial statements.

EURO PACIFIC CAPITAL, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
JUNE 30, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	596,491
Nonallowable assets		(470,226)
Excess fidelity bond deductible		(5,000)
NET CAPITAL	$	121,265
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$	34,758
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
EXCESS CAPITAL	$	21,265
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	69,154
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities	$	521,110
Aggregate indebtedness to net capital		4

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	121,574
Audit adjustments:		
Clearing broker deposit - excess funds		2,117
Accrued expenses		(10,232)
Rental income		7,500
Other adjustments		306
Net capital, per audited financial statements	$	121,265

See Accompanying Notes To Financial Statements

EURO PACIFIC CAPITAL, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2006

NON-ALLOWABLE ASSETS

Clearing broker deposit - excess funds	$	2,117
Prepaid expenses and other assets		72,848
Property and Equipment, at cost, net of accumulated depreciation of $161,920		380,821
Deposits		14,439
TOTAL	$	470,226

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON THE SCHEDULE OF OPERATING EXPENSES

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The attached schedule of operating expenses for the year ended June 30, 2006 is presented for purposes of additional information and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 14, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

EURO PACIFIC CAPITAL, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2006

Accounting	$	25,800
Advertising		78,263
Automobile		8,809
Clearing charges		699,731
Commissions		1,198,989
Computer supplies and maintenance		92,344
Consulting		300,043
Depreciation and amortization		71,724
Exchange fees		15,783
Insurance		48,950
Interest expense		4,364
Legal and professional		101,877
Moving expenses		6,429
Office expense		71,354
Outside services		15,126
Pension plan contribution		40,220
Postage and delivery		19,312
Referral fees		5,315
Regulatory fees		22,058
Rent and utilities		124,751
Repairs and maintenance		5,927
Salaries and wages		3,234,291
Seminars		29,107
Taxes and licenses		51,908
Telephone		54,487
Trade shows		13,678
Travel and entertainment		142,425
All other expenses		22,321
TOTAL OPERATING EXPENSES	$	6,505,386

See Accompanying Notes To Financial Statements

PART II

EURO PACIFIC CAPITAL, INC.

INDEPENDENT ACCOUNTANT'S
REPORT ON INTERNAL ACCOUNTING CONTROL

JUNE 30, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

In planning and performing my audit of the financial statements and supplemental schedules of Euro Pacific Capital, Inc. (the Company) for the year ended June 30, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

Board of Directors
Euro Pacific Capital, Inc.
Darien, Connecticut

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above. As brought up in last year's audit report, the Company has been accepting payments from clients for the purchase of precious metal. The Company management was operating under the assumption that since the sale of precious metal certificates is not regulated by the SEC, it is not required to comply with SEC Rule 15c3-3 (K) (2)(B) in this particular matter. However, pending further review of this matter, the Company established a separate bank account marked "Special Reserve Bank Account for the Exclusive Benefit of Customers" to accept these funds. The specific set up of this bank account was done with NASD cooperation.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 14, 2006